Conspiracy Entertainment Holdings, Inc.
612 Santa Monica Blvd.
Santa Monica, CA 90501

April 28, 2009

United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549
Attn: William J. Kearns

Re:	Conspiracy Entertainment Holdings, Inc.
Form 10-K/A for Fiscal Year Ended December 31, 2007
Filed January 16, 2009
File No. 000-32427

Dear Mr. Kearns:

Conspiracy Entertainment Holdings, Inc. (the “Company”) is herby filing a response to questions raised by the Staff the Commission in its letter of comments dated March 5, 2009.  Set forth below is the Company’s responses to the Staff’s comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2007

Item 9A(T). Controls and Procedures, page 14

1.
Please revise to disclose your conclusion of the effectiveness of your Disclosure Controls and Procedures and your Internal Controls over Financial Reporting separately.  Please refer to guidance in Item 307 and 308(T) of Regulation S-K.  In addition, please ensure you disclose the material weaknesses identified during your evaluation and a detailed discussion of your remediation plan related to each material weakness identified.

Response:

In response to the Staff’s comment, the Company intends to revise its conclusion of the effectiveness of its Disclosure Controls and Procedures and its Internal Controls over Financial Reporting separately.  The Company’s proposed disclosure is contained below:

Evaluation of Disclosure Controls and Procedures. Under the supervision and with  the  participation  of  our  management,  including  our principal financial officer and principal executive officer,  we  evaluated  the  effectiveness  of the design and operation  of our  disclosure  controls  and  procedures  (as  defined  in  Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)) as of the end of the  period  covered  by this  report.  Based  upon that evaluation,  our  principal financial officer and principal executive officer  concluded  that our disclosure  controls and  procedures as of the end of the period covered by this report were not effective due to the material weaknesses in our internal control over financial reporting as of December 31, 2007, as further described below, such that the  information  required to be disclosed by us in reports  filed under the  Securities  Exchange  Act of 1934 is (i)  recorded, processed,  summarized  and reported  within the time  periods  specified in the SEC’s rules and forms and (ii)  accumulated and  communicated to our management to allow timely decisions  regarding  disclosure.  A controls  system  cannot  provide  absolute assurance,  however,  that the objectives of the controls system are met, and no evaluation of controls can provide  absolute  assurance  that all control issues and  instances  of  fraud,   if  any,  within  a  company  have  been  detected.

Management’s Annual Report on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act).  Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes of accounting principles generally accepted in the United States.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance of achieving their control objectives.

Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2008.  In making this assessment, our management used the Committee of Sponsoring Organisation of the Treadway Commission (“COSO”) framework, an integrated framework for the evaluation of internal controls issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, our management concluded that, as of December 31, 2007, our internal control over financial reporting was not effective.

Management has determined that, as of the December 31, 2007 measurement date, there were material weaknesses in both the design and effectiveness of our internal control over financial  reporting.  Management has assessed these deficiencies and has determined that there were weaknesses in Conspiracy Entertainment’s internal control over financial reporting.  As a result of our assessment that material weaknesses in our internal control over financial reporting existed  as of December 31, 2007, management has concluded that our internal control over financial reporting was not effective as of December 31, 2007.  A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The deficiencies in our internal controls over financial reporting and our disclosure controls and procedures are related to the limited financial backgrounds of our management and a lack of segregation of duties due to the size of our accounting department. When our financial position improves, we intend to hire additional personnel to remedy such deficiencies.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.  Management’s  report was not subject to attestation by our registered  public accounting firm pursuant to temporary rules of the SEC  that permit the company to provide  only  management’s report in this annual report.

Changes.  During the most recent quarter ended December 31, 2007, there has been no change in our internal control over  financial  reporting  (as defined in Rule  13a-15(f) and 15d-15(f) under the Exchange Act)  that has materially affected,  or is reasonably likely to materially affect, our internal control over financial reporting.

Due to the sensitivity of the information, the Company would like to avoid filing multiple amendments, if at all possible.  Accordingly, the Company hereby respectfully requests that it be permitted to file the required amendment to its Form 10-K/A for the fiscal year ended December 31, 2007 upon clearance of the proposed language by the Staff.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Keith Tanaka
Keith Tanaka
Chief Financial Officer